Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 2, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, as of the date hereof, the board of directors of Grupo Financiero Galicia S.A. (the “Company”), in accordance with the decision made by the shareholders of the Company at the Ordinary and Extraordinary Shareholders´ Meeting of the Company, held on April 25, 2019, has decided to issue a cash dividend to the shareholders of the Company on May 9, 2019 (or on such other date as may be required by the applicable laws of any such jurisdiction in which the shares of the Company are listed), in the amount of Ps. 2,000,000,000.00, or Ps. 1.40177293731939 per share (equivalent to 140,1773% of the Company´s capital stock according to the Company’s financial statements as of December 31, 2018), corresponding to the 2018 fiscal year.

The payment of such dividend will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 a.m. to 3:00 p.m. (Bs. As. time), and will be made in compliance with Section 95 of the applicable listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by the applicable rules of the jurisdiction in which such ADRs are listed.

Please note that the requisite cash payment report will be made by the Company on a timely basis in accordance to the relevant regulations in place.

Yours faithfully,

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com